UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(APRIL 13, 2007)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material change report filed in Canada.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: APRIL 13, 2007-04-13

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

MATERIAL CHANGE REPORT (FORM 51-102F3)

Item 1

Reporting Issuer

Diversinet Corp.

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

April 12, 2007

Item 3

Press Release

A press release with respect to the material change described herein was issued on April 12, 2007 via CNW Group .

Item 4

Summary of Material Change

Diversinet Corp. (the “Corporation”) announced the appointment of Albert Wahbe as Chief Executive Officer.  Albert Wahbe is currently the Chairman of the Board and will replace Nagy Moustafa as Chief Executive Officer.  Mr. Moustafa’s employment contract has been terminated and Mr. Moustafa will enter into a 6 month business consulting agreement with Diversinet.  In addition, Greg Milavsky is joining Diversinet’s Board.

Item 5

Full Description of Material Change

Albert Wahbe will serve as Chief Executive Officer and has agreed to enter into a one year employment agreement renewable for a further one year period at the discretion of the Board.  Albert Wahbe’s compensation will consist solely of the issuance of 300,000 Diversinet common shares annually and up to an additional 200,000 Diversinet common shares annually based on meeting targets to be established by Diversinet’s Board.  The shares issued to Albert Wahbe may, at his request, be registered under future registration statements filed by the Company under the U.S. Securities Act of 1933.  Furthermore, Mr. Wahbe will be entitled to $4,000 per month in personal expenses.

Nagy Moustafa’s employment agreement was terminated in accordance with its terms.  Mr. Moustafa will receive US$512,000 (representing two years’ salary and minimum bonus).  Mr. Moustafa has agreed to immediately exercise his remaining stock options to purchase 421,000 Diversinet common shares at an aggregate price of US$182,270.  Furthermore, Mr. Moustafa will continue to receive normal course employee benefits for a two year period.  Mr. Moustafa concurrently entered into a consulting agreement with Diversinet to provide business development services for a six month period at a fee of $12,000 per month plus a sales commission payable on certain possible future revenue.

Gregory Milavsky joins the Diversinet board.  Mr. Milavsky is currently the senior managing director and founder of Canterbury Park Capital L.P., a private equity firm based in Toronto, Canada.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 13th day of April 2007.

DIVERSINET CORP.

Per: /s/ David Hackett

David Hackett, Chief Financial Officer

Diversinet Names Chairman Albert Wahbe as CEO

Veteran Investment Banker and Private Equity Executive Gregory
Milavsky Joins Company’s Board of Directors

TORONTO, Canada, April 12, 2007 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, today announced that Albert Wahbe, currently chairman of the board, will assume the role of chief executive officer with responsibility for the company’s direction as it transitions from a product development organization to a sales and marketing enterprise.

“I am pleased with the opportunity to lead Diversinet at this stage in the company’s evolution,” said Albert Wahbe. “Diversinet’s Mobisecure Wallet and Vault solution has broad application for electronic payment platforms, chip cards, and other payment instruments. By teaming the company’s strong technical offering with a diverse partner base, I am confident that we will be able to capitalize on consumer product and services opportunities across financial services, e-commerce, and electronic payment market sectors.”

Mr. Wahbe was chosen as CEO for his seasoned leadership in global banking and extensive experience with electronic payment platforms, wireless technologies, and smart card technologies. He joined the Diversinet board of directors in July 2006, when he helped close significant new funding for the company. He will retain his position as chairman of the board and will succeed Nagy Moustafa in the role of CEO. Mr. Moustafa will remain active with the company as an executive consultant for business development.

Before joining Diversinet, Mr. Wahbe served as executive vice president and group head for Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide global business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking, and smart card technologies for consumers. Prior to Scotiabank, Mr. Wahbe held several senior management positions in marketing and technology operations at IBM Canada. Mr. Wahbe completed the Harvard Graduate Business School Executive Program in 1998.

Diversinet also announced today that Gregory Milavsky has been appointed to its board of directors. Mr. Milavsky is a veteran investment banker and private equity executive with more than two decades of international experience at leading financial firms such as Rothschild, Wolfensohn, CIBC, and Scotiabank. He brings a valuable international perspective in corporate strategy, finance, and equity investment to Diversinet.

“Mr. Milavsky’s extensive international experience at premier financial institutions will be invaluable to Diversinet,” said Albert Wahbe. “We believe that his expertise in financial and corporate strategies can help Diversinet grow and strengthen shareholder value. We are pleased to have Mr. Milavsky join our board.”

Gregory Milavsky joins the Diversinet board in his role as senior managing director and founder of Canterbury Park Capital L.P., a private equity firm based in Toronto, Canada. Prior to this position, he served as managing director and group head for Scotiabank Private Equity Investments, a firm specializing in private equity investing and venture capital. Mr. Milavsky also served for ten years at Rothschild Canada Ltd. and Rothschild Quantico Capital, where he was instrumental in developing strategies for mergers, acquisitions, divestitures, and restructurings. Mr. Milavsky also built strategic relationships with clients in Europe and Asia.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

About Diversinet Corp.

Diversinet Corp. (OTCBB: DVNTF - News) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device. Diversinet's reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations. Connect with Diversinet Corp. at www.diversinet.com.

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Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information is made pursuant to the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation and are subject to important risks, uncertainties and assumptions that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings (including its annual report and financial statements) with the Securities and Exchange Commission and SEDAR.